R.J. O'BRIEN SECURITIES, LLC

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-67587

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: R. J. O'Brien Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

222 South Riverside Plaza, Suite 1200
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Keiley	(219) 629-0727	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska, LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd., Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

3/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Keiley _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of R. J. O'Brien Securities, LLC _____, as of December 31 _____, 2022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title:
CFO & FINOP



MELISSA GOUGE
Notary Public - Seal
La Porte County - State of Indiana
Commission Number NP0731296
My Commission Expires Jan 27, 2029

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R.J. O'BRIEN SECURITIES, LLC

TABLE OF CONTENTS



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of R.J. O'Brien Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of R.J. O'Brien Securities, LLC (the Company) as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of R.J. O'Brien Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of R.J. O'Brien Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to R.J. O'Brien Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2020.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Information (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of R.J. O'Brien Securities, LLC's financial statements. The supplemental information is the responsibility of R.J. O'Brien Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2023

R.J. O'BRIEN SECURITIES, LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Assets:		
Cash	$	525,104
Due from broker-dealer		529,483
Prepaid expenses		837
Total assets	$	1,055,424

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	56,681
Payable to affiliate		1,656
Total liabilities		58,337
Member's Equity		997,087
Total Liabilities and Member's Equity	$	1,055,424

The accompanying notes are an integral part of these financial statements

R.J. O'BRIEN SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2022

Revenues:

Agency commissions	$	25,252
Service revenue		12,500
Interest income		4,231
Total revenue		41,983

Expenses:

Operating expenses		15,356
Professional fees		72,520
Total expenses		87,876

Net Loss	$	(45,893)

The accompanying notes are an integral part of these financial statements

R.J. O'BRIEN SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

Balance, December 31, 2021	$	192,980
Capital contributions		850,000
Net loss		(45,893)
Balance, December 31, 2022	$	997,087

The accompanying notes are an integral part of these financial statements

R.J. O'BRIEN SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities:

Net loss	$	(45,893)
Adjustments to reconcile net loss to net cash		
provided (used) by operating activities:		
Increase in due from broker-dealer		(529,483)
Decrease in prepaid expenses		4,873
Increase in accounts payable and accrued expenses		35,831
Increase in accounts payable to affiliate		1,656
Net cash used by operating activities		(533,016)

Cash flows from financing activities:

Capital contributions		850,000
Net increase in cash		316,984
Cash balance, December 31, 2021		208,120
Cash balance, December 31, 2022	$	525,104

The accompanying notes are an integral part of these financial statements

Note 1 - <u>Summary of Significant Accounting Policies</u>

The accounting and reporting policies of R.J. O'Brien Securities, LLC (the "Company") conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements. The financial statements present the financial position and results of operations of the Company, a single-member Delaware limited liability company.

Organization

The Company, a wholly-owned subsidiary of JVMC Holdings Corp. (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is registered as lead selling agent for a commodity pool administered by an affiliated entity, which engages in the trading of commodity futures and options contracts. The Company is also registered to facilitate trades in equity options for institutional clients of an affiliated entity on an agency basis that are given up to another broker-dealer for clearing. In 2022, in accordance with a materiality consultation, the Company began treasury execution on behalf of institutional clients, facilitated through a clearing firm on a delivery versus payment (DVP) basis. The Company does not carry any margin accounts and does not hold funds or securities for customers. The Parent makes capital contributions as necessary to cover any regular operating or regulatory requirements.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The investment assets and liabilities of the Company are measured and reported at fair value. (See note 4.)

Income Taxes

The Company is a single-member limited liability company and, as such, is a disregarded entity for federal tax purposes and, therefore, has no federal tax expense or liability. State tax liabilities are determined under individual state laws of which none were payable. Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes.

The Company has reviewed the guidance regarding uncertain tax positions and how they should be recognized, measured, presented and disclosed in the financial statements. The Company has evaluated such implications for all open tax years and has determined there is no impact to the Company's financial statements as of December 31, 2022.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns generally remain subject to examination by the regulatory authorities for the current and prior three years.

Note 1 - <u>Summary of Significant Accounting Policies</u>, continued

Revenue Recognition

The Company follows Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers* (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation; in determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from agency commissions includes commissions and markups arising from riskless principal treasury executions. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, buyer and seller are identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or from the customer.

Service fee revenue arises from an annual contract to provide securities pricing information to an affiliate. Revenue is recognized over the life of the contract.

The Company may earn commissions for facilitating equity options trading for the clients of an affiliated entity, but no such transactions occurred in 2022. Treasury agency commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company accrues interest on its investments in the period when earned.

Additionally, the Company may act as a wholesale broker-dealer facilitating transactions for its affiliate, OASIS Investment Strategies LLC. The Company does not earn any commissions or compensation for these transactions, and none occurred in 2022. The economic conditions which affect the firm's operations are related to the overall strength of the financial markets.

When the Company invests in money market funds, they are recorded at their estimated fair value, as described in Note 4.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying notes are an integral part of these financial statements

Note 1 - <u>Summary of Significant Accounting Policies</u>, continued

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendments are effective for fiscal years beginning after December 15, 2019. This ASU did not have a material impact on the Company's financial statements.

Note 2 - <u>Related Parties</u>

The Company maintains an expense sharing agreement with an affiliated entity, R.J. O'Brien & Associates LLC (RJA), under which RJA pays certain expenses on behalf of the company. The Company had a payable of $1,656 outstanding under this agreement at December 31, 2022. During 2022, the Company paid RJA $6,625 for expenses, which is included in operating expenses on the Statement of Operations.

The Company and its affiliates are related parties under common control of the Parent and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 - <u>Net Capital</u>

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2022, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2022, the Company had net capital of $996,250, which was $991,250 in excess of its required net capital and its ratio of indebtedness to net capital was 0.0586 to 1.

Note 4 - <u>Fair Value Measurements</u>

The Company has established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reported date. The three levels are defined as follows:

Level 1 – quoted prices in active markets are available for identical assets or liabilities as of the reported date.

Level 2 – quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

Level 3 – prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have active markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The accompanying notes are an integral part of these financial statements

The categorization of an asset or liability within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Note 4 - <u>Fair Value Measurements</u>, continued

When the Company invests in money market mutual funds, they are valued under the market approach through the use of unadjusted quoted market prices available in an active market and are classified with Level 1 of the valuation hierarchy.

There were no transfers into or out of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the year ended December 31, 2022. The Company did not hold any financial liabilities measured at fair value at December 31, 2022.

Note 5 - <u>Credit Concentration</u>

At December 31, 2022, $524,818 of the Company's cash is on deposit in one bank account which exceeds by $274,818 the insurance provided by the Federal Deposit Insurance Corporation. Also, a significant credit concentration consisted of $529,483, representing the fair value of the Company's accounts carried by its clearing firm. Management does not consider any credit risk associated with its bank deposits or clearing accounts to be significant.

Note 6 - <u>Clearing Agreement</u>

The Company has entered into a fully-disclosed Clearing agreement with the Industrial and Commercial Bank of China ("ICBC"), whereby ICBC provides certain clearing, execution, and related transactions in securities.

Note 7 - <u>Guarantees</u>

Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying factors (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Customer transactions are introduced and cleared through the Company's broker on a fully-disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

The accompanying notes are an integral part of these financial statements

Note 8 - <u>Subsequent Events</u>

The Company's management has evaluated events and transactions through February 27, 2023, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements, other than those noted below.

On February 22, 2023, the Parent made an additional capital contribution of $5,000,000 to the Company. This infusion of capital is in support of expanded services that the Company plans to offer in 2023 with respect to riskless principal trading and market-making in US Treasuries and other fixed-income securities.

The accompanying notes are an integral part of these financial statements

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2022

The accompanying notes are an integral part of these financial statements

R.J. O'BRIEN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2022

COMPUTATION OF NET CAPITAL

Total member's equity	$	997,087
Less: Member's equity not allowable for Net Capital		-
Add: Subordinated liabilities and other credits		-
Total capital and allowable subordinated liabilities		997,087
Less: Non-allowable assets - Prepaid expenses		(837)
Net capital before haircuts on securities positions		996,250
Haircuts on securities (computed, where applicable,		
pursuant to Rule 15c3-1(f))		-
Net capital	$	996,250

AGGREGATE INDEBTEDNESS

Items included in the Statement of Financial Condition:		
Accounts payable and accrued expenses	$	56,681
Payable to affiliate		1,656
Total aggregate indebtedness	$	58,337

The accompanying notes are an integral part of these financial statements

Schedule I (continued)

R.J. O'BRIEN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2022

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (6-2/3% of total aggregate indebtedness	$	3,889
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net capital requirement (greater of above two minimum requirement amounts)		5,000
Net capital in excess of required minimum	$	991,250
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	990,250
Ratio: Aggregate indebtedness to net capital	$	5.86%

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-175A-5 Part II FOCUS Report as of the same date.

The accompanying notes are an integral part of these financial statements

Schedule II

<u>R.J. O'BRIEN SECURITIES, LLC</u>

<u>Reserve and Possession Control Requirements</u>

<u>As of December 31, 2022</u>

RESERVE AND POSSESSION CONTROL REQUIREMENTS

<u>Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3</u>

The Company did not handle any customer cash or securities during the year ended December 31, 2022 and does not have any customer accounts.

<u>Information Relating to the Possession or Control Requirements Under Rule 15c3-3</u>

The Company did not handle any customer cash or securities during the year ended December 31, 2022 and does not have any customer accounts.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2022



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of R.J. O'Brien Securities, LLC

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) R.J. O'Brien Securities, LLC ("the Company") claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2022 to December 31, 2022. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2023

MANAGEMENT'S EXEMPTION REPORT

R.J. O'Brien Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and 17 C.F.R. §240.15c3-3(k)(2)(ii)
2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2022 to December 31, 2022

R.J. O'Brien Securities, LLC

I, Edward Keiley, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: FINOP and Chief Financial Officer

Date: February 27, 2023